Exhibit 99.1

Mobilicom Joins U.S. Cybersecurity Working Group AUVSI to Set Industry Standards

●	AUVSI is the world’s largest nonprofit organization dedicated to the advancement of uncrewed systems – maritime, land robotics, and drones

●	Cybersecurity Working Group will present group standardization results at AUVSI’s Xponentia Conference in May 2023 in Denver, Colorado

Shoham, Israel, Feb. 06, 2023 (GLOBE NEWSWIRE) --  Mobilicom Limited (Mobilicom or the Company, Nasdaq: MOB, MOBBW, ASX: MOB,), a provider of cybersecurity and robust solutions for drones and robotics, today announced it has become a member of the Association for Uncrewed Vehicle Systems International (AUVSI) and the Fortress Information Security Trusted Cyber Program Cybersecurity Working Group which is developing enterprise cybersecurity standards to address cyber risks specific to uncrewed systems and robotics. Mobilicom joins as a contributing member of the group comprised of leading defense, drone, and cybersecurity companies including Boeing, Boston Dynamics, Northrup Grumman, and Raytheon.

Mobilicom becomes AUVSI Cybersecurity Working Group Member

Mobilicom’s ICE Cybersecurity Suite

Mobilicom’s ICE Cybersecurity Suite is one of the Company’s flagship solutions and is the world’s first AI-based 360° software cybersecurity system for small-sized drones, robotics, and autonomous platforms.

The AUVSI Cybersecurity Working Group, dedicated to promoting the safe and secure deployment of uncrewed systems, is targeting the release of baseline standards as early as May 2023. This will provide a critical foundation for the deployment of uncrewed vehicles in a secure and safe manner.

As one of the veteran vendors in the uncrewed industry for defense applications, Mobilicom brings extensive field-proven experience to the working group. The Company’s expertise will be valuable in helping to bring the criteria down to practical implementation, ensuring that the standard baseline is both relevant and useful to industry stakeholders.

“We are proud to join the AUVSI Cybersecurity Trusted Working Group as a contributing member,” said Mobilicom CEO Oren Elkayam. “Over the past two years, Mobilicom has pioneered cybersecurity world-firsts in uncrewed small-sized drones and robotics through our unmatched innovation. We believe it is essential that industry leaders collaborate to establish strong cybersecurity standards for the uncrewed and autonomous sectors. Mobilicom is committed to ensuring that our customers can safely and securely deploy uncrewed vehicles for their missions.”

AUVSI’s Michael Robbins, Executive Vice President, Government & Public Affairs, commented, “The industry is at a turning point where uncrewed systems solutions are readily available to the market today for applications ranging from military to commercial. As market adoption is set to take off, a cyber-secure foundation, built on universal industry standards among industry stakeholders and suppliers will help to ensure the economic and operational potential of uncrewed vehicles is reached. We are very pleased to have Mobilicom join the Cybersecurity Working Group.”

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers smart solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications.

Mobilicom has grown a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. Mobilicom’s large solution portfolio is being deployed worldwide, and the Company derives revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com